UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP), the European Central Bank (“ECB”) has communicated to BBVA the minimum capital requirements for the year 2026.

In this regard, BBVA shall maintain at consolidated level a total capital ratio of 13.13% and a CET1 capital ratio of 8.97% effective from January 1, 2026. These capital ratios include a Pillar 2 requirement at a consolidated level of 1.62%, of which 0.12%1 is determined on the basis of the ECB’s prudential provisioning expectations. Of this Pillar 2 requirement of 1.62% at the consolidated level, a minimum of 0.96% shall be met with CET12.

In addition, BBVA shall maintain, effective from January 1, 2026 at the individual level, a total capital ratio of 10.98% and a CET1 capital ratio of 7.48%.

Below is a table summarizing the minimum regulatory capital requirements applicable to BBVA at both the consolidated and individual level:

Capital requirements	BBVA Consolidated		BBVA S.A. (individual)
	CET 1	Total capital	CET 1	Total capital
Pillar 1	4.50%	8.00%	4.50%	8.00%
Pillar 2 (P2R)	0.96%	1.62%	0%	0%
Conservation buffer	2.50%	2.50%	2.50%	2.50%
Other Systemic Important Institution buffer	0.75%	0.75%	0%	0%
Systemic Risk buffer	0.01%	0.01%	0.02%	0.02%
Countercyclical buffer [3]	0.25%	0.25%	0.46%	0.46%
Total capital requirements	8.97%	13.13%	7.48%	10.98%

Madrid, October 30th, 2025

[1]	This 0.12% shall be met with CET1.
[2]	Includes the 0.12% determined on the basis of the ECB’s prudential provisioning expectations.
[3]	The countercyclical buffer is estimated as of December 2025, using the outstanding exposures as of June 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 30, 2025
By: /s/ Eduardo Ávila Zaragoza

Name: Eduardo Ávila Zaragoza

Title: Head of supervisory relations